UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 10, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER ENDED 31 MARCH 2012 PREPARED IN ACCORDANCE WITH IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)



Report
for the quarter ended 31 March 2012

Group results for the quarter….

- ❖ Growth projects worth $1.9bn approved – Cripple Creek, Kibali and Mongbwalu.
- ❖ Adjusted headline earnings double year-on-year to $429m, or 111 US cents a share.
- ❖ Profit attributable to equity shareholders more than doubles year-on-year to $563m.
- ❖ EBITDA up 39% year-on-year to $800m compared to 22% average rise in gold price.
- ❖ Quarterly dividend declared of 100 South African cents per share (approximately 13 US cents per share).
- ❖ Total cash costs of $794/oz, better than guidance assisted by weaker local currencies and expenditure phasing.
- ❖ Production down 6% year-on-year to 981,000oz; due to safety stoppages in South Africa; other regions met plans.
- ❖ La Colosa resource increases by a further 48%, or 7.9Moz, to 24.15Moz.
- ❖ Significant new resource potential emerging in Colombia, Guinea and Djibouti.
- ❖ Agreed to buy Mine Waste Solutions, a gold and uranium business, from First Uranium Corp. for $335m in cash.

		Quarter ended Mar 2012	ended Dec 2011	ended Mar 2011	Year ended Dec 2011
		US dollar / Imperial			
Operating review					
Gold					
Produced	- oz (000)	**981**	1,114	1,039	4,331
Price received [1]	- $/oz	**1,692**	1,684	1,391	1,576
Total cash costs	- $/oz	**794**	762	706	728
Total production costs	- $/oz	**999**	1,065	893	950
Financial review					
Gross profit	- $m	**717**	682	498	2,623
Profit attributable to equity shareholders	- $m	**563**	385	241	1,552
	- cents/share	**146**	100	62	402
Headline earnings	- $m	**551**	289	241	1,484
	- cents/share	**142**	75	62	384
Adjusted headline earnings [2]	- $m	**429**	295	203	1,297
	- cents/share	**111**	76	53	336
Cash flow from operating activities	- $m	**581**	644	513	2,655
Capital expenditure	- $m	**354**	525	249	1,527

Notes: 1.   *Refer to note B "Non-GAAP disclosure" for the definition.* $ represents US dollar, unless otherwise stated.
2.   *Refer to note A "Non-GAAP disclosure" for the definition.*   *Rounding of figures may result in computational discrepancies.*

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012 and the company's 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Quarter 1 2012

Operations **at a glance**
for the quarter ended 31 March 2012

	Production			Total cash costs			Gross profit (loss)		
	oz (000)	Year-on-year % Variance [1]	Qtr on Qtr % Variance [2]	$/oz	Year-on-year % Variance [1]	Qtr on Qtr % Variance [2]	$m	Year-on-year $m Variance [1]	Qtr on Qtr $m Variance [2]
SOUTH AFRICA	**306**	(24)	(23)	**849**	33	22	**182**	(28)	(138)
Great Noligwa	**17**	(23)	(15)	**1,552**	29	21	**(5)**	(3)	(8)
Kopanang	**34**	(58)	(48)	**1,171**	99	53	**9**	(31)	(38)
Moab Khotsong	**39**	(43)	(25)	**1,044**	78	27	**-**	(29)	(26)
Mponeng	**111**	(6)	(20)	**586**	14	13	**106**	19	(39)
Savuka	**10**	(9)	(23)	**933**	12	15	**7**	1	(3)
TauTona	**54**	-	(25)	**883**	3	28	**28**	17	(26)
Surface Operations	**40**	(17)	8	**736**	36	3	**38**	(2)	3
CONTINENTAL AFRICA	**382**	5	(9)	**817**	-	2	**317**	155	110
Ghana									
Iduapriem	**45**	(20)	(10)	**1,028**	44	6	**22**	(2)	2
Obuasi	**61**	(13)	(25)	**1,112**	10	24	**26**	12	45
Guinea									
Siguiri - Attr. 85%	**56**	(14)	(10)	**921**	36	(12)	**45**	-	20
Mali									
Morila - Attr. 40% [3]	**22**	-	(21)	**705**	(15)	(9)	**21**	10	(2)
Sadiola - Attr. 41% [3]	**25**	(17)	(11)	**971**	39	(4)	**16**	(4)	(2)
Yatela - Attr. 40% [3]	**7**	-	-	**1,795**	29	(6)	**(1)**	(1)	2
Namibia									
Navachab	**20**	18	5	**889**	(7)	(4)	**14**	8	5
Tanzania									
Geita	**146**	55	1	**534**	(35)	10	**170**	134	42
Non-controlling interests, exploration and other							**5**	(2)	(1)
AUSTRALASIA	**68**	(6)	8	**1,290**	12	(13)	**17**	12	26
Australia									
Sunrise Dam	**68**	(6)	8	**1,218**	12	(12)	**22**	11	24
Exploration and other							**(5)**	-	1
AMERICAS	**225**	11	(4)	**534**	11	(13)	**234**	76	48
Argentina									
Cerro Vanguardia - Attr. 92.50%	**51**	13	-	**273**	(37)	(53)	**66**	34	36
Brazil									
AngloGold Ashanti Mineração	**88**	5	(3)	**586**	32	(2)	**77**	11	9
Serra Grande - Attr. 50%	**16**	(6)	(24)	**850**	20	36	**11**	5	(3)
United States of America									
Cripple Creek & Victor	**70**	23	(1)	**578**	17	(10)	**64**	22	4
Non-controlling interests, exploration and other							**15**	5	-
OTHER							**3**	10	(13)
Sub-total	**981**	(6)	(12)	**794**	12	4	**753**	224	33
Equity accounted investments included above							**(36)**	(5)	2
AngloGold Ashanti							**717**	219	35

[1] Variance March 2012 quarter on March 2011 quarter - increase (decrease).

[2] Variance March 2012 quarter on December 2011 quarter - increase (decrease).

[3] Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

FINANCIAL REVIEW

First quarter adjusted headline earnings (AHE) more than doubled to $429m, or 111 US cents a share, from $203m, or 53 US cents per share in the first quarter of 2011. Despite lower production year-on-year resulting from safety-related stoppages in South Africa, earnings benefited from of a higher gold price, improved operating margins and a $90m net tax credit. (The $131m tax credit stems from a lower effective tax rate in South Africa, which was partially offset by a $41m tax charge resulting from an increased effective tax rate in Ghana.)

Profit attributable to equity shareholders also more than doubled to $563m for the quarter, compared with $241m in the same period in 2011. Earnings before interest, tax, depreciation and amortisation (EBITDA) at $800m in the first quarter of 2012, was 39% higher than the corresponding period a year earlier. Average gold price rose only 22% over this period.

Strong performances from the key assets within the Continental Africa and Americas regions, along with the higher gold price and slightly weaker producer currencies, drove the robust earnings growth and cash flow generation. As indicated in the announcement of 10 April, the company's South African mines faced a challenging quarter given the slow start-up after the Christmas break as well as disruptions from several safety-related stoppages.

Cash flow generated from operating activities rose to $581m from $513m the previous year. Free cash flow, after all capital expenditure, finance costs and tax, but before dividends paid, was $185m. Total capital expenditure was $354m (including joint ventures) in the first quarter. Annual capital expenditure, which is forecast at between $2.2bn and $2.3bn for 2012, typically increases quarterly capital spend each quarter through the year. The strong fundamental cash flow during the first quarter helped reduce net debt (excluding the mandatory convertible bond) by 21% to $483m at the end of March, from $610m at the end of 2011. AngloGold Ashanti expects net debt to increase by year-end, after taking into account the rising project capital expenditure profile for the remainder of 2012, as well as cash earmarked for completion of the acquisition's of Mine Waste Solutions from First Uranium ($335m).

Maintaining the integrity of AngloGold Ashanti's balance sheet is a strategic priority given its direct impact on the company's cost of capital and the company's ability to fund its growth projects. During the quarter, Moody's Investors Service upgraded the issuer rating of AngloGold Ashanti's investment-grade rated bonds by one level to Baa2, from Baa3. The change is an acknowledgement of the fundamental operating improvements implemented across AngloGold Ashanti's portfolio through the roll-out of Project ONE, as well as the continued strengthening of its balance sheet.

DIVIDEND

AngloGold Ashanti is focused on improving the cash returns to shareholders whilst considering cash flow, investment needs and the financial strength of the business in the context of delivering on its business plan and strategic growth objectives. The Board has therefore declared a dividend of 100 South African cents per share (approximately 13 US cents per share) for the first quarter in line with previous guidance. The Board will continue to keep the level of return to shareholders under close review and will remain flexible as to the most effective way to achieve this.

"We expect our robust earnings and cash flow to help us fund our growth to more than 5.4Moz in the coming years," Chief Executive Officer Mark Cutifani said. "With self-funded growth, healthy margins and a steady dividend, we think our stock presents compelling value."

OPERATING RESULTS

Production for the three months to 31 March 2012 was 981,000oz at a total cash cost of $794/oz. This compares with production of 1.039Moz at $706/oz in the first quarter of 2011 and guidance of 1.03Moz at total cash costs of between $820/oz and $835/oz. The first quarter production is traditionally the lowest for South African gold producers, given the protracted Christmas break for all mining employees and the slow start-up that follows in January. The first quarter was also impacted by disruptions from relatively higher levels of safety stoppages which further curtailed production from the Vaal River operations in particular. Production was, however, bolstered by another strong performance from Geita in Tanzania, which continued to reinforce its position as a global tier-one gold asset and the group's largest contributor for the period. There were also good performances at Cripple Creek and Cerro Vanguardia.

SAFETY

Tragically, four fatalities occurred during the quarter in separate incidents at Moab Khotsong, Mponeng and Savuka in South Africa and at Cerro Vanguardia in Argentina. These incidents are acutely felt by all in the organisation and remain the biggest challenge for the business. Key initiatives are under way to make further improvements to safety to build on the improvements seen in the all injury frequency rate (AIFR), which stood at 8.17 per million hours worked at the end of March, the lowest in the company's history, and a 16% improvement on last year's closing rate. All regions showed double-digit percentage improvements in AIFR, indicating ongoing success in instilling a better safety culture across

AngloGold Ashanti. A safety leadership programme has been launched to familiarise all leaders with new safety standards and guidelines to ensure absolute familiarity with safety accountabilities and to further build leadership skills in the field of safety. At the same time, a larger pool of incident investigators are being trained across each business unit and a third-party organisation has been mandated to develop a suite of risk management training modules for roll-out over the coming six months.

As previously disclosed, AngloGold Ashanti's operations have been negatively affected by safety stoppages and the subsequent ramp-up associated with safely restarting ultra-deep mining areas. In total, the company lost 54 full days and 144 partial days to safety-related stoppages across its South African operations during the quarter. While overall safety performance has continued on an improving trajectory over the past four years, AngloGold Ashanti will continue to co-operate closely with the safety regulator in South Africa at both a national and regional level to ensure all interventions take place in the most constructive way possible in an effort to achieve the shared aim of 'Zero Harm' across all mining operations.

OPERATING REVIEW

The **South African** operations produced 306,000oz at a total cash cost of $849/oz in the three months through 31 March 2012 compared with 401,000oz at a total cash cost of $637/oz a year earlier. As mentioned above, the year-on-year production and cost performance was impacted by Section 54 and safety stoppages which cut output by 76,000oz, as well as increased power tariffs and higher wages which were agreed in July of last year. At the West Wits Operations, Mponeng's production fell 6% year-on-year to 111,000oz due to the lower volumes caused by the stoppages and increased seismicity, which were partially offset by higher yields. Total cash costs rose 14% to $586/oz. At neighbouring TauTona, output was unchanged from a year earlier at 54,000oz and the rise in total cash costs was contained at 3% ($883/oz), despite increased seismicity and faulting. At the Vaal River Operations, which were especially hard-hit by the Section 54 stoppages, Great Noligwa output fell 23% to 17,000oz as a result of the lower area mined as well as declining yields. Total cash costs rose 29% to $1,552/oz. Moab Khotsong's costs almost doubled to $1,044/oz on the back of a 43% drop in production, with the impact of disruptions exacerbated by challenges improving face advance. Kopanang experienced a 58% year-on-year decline in production to 34,000oz, while total cash costs almost doubled to $1,171/oz. The Surface Operations delivered a 17% decline in production to 40,000oz as a result of lower yields and volumes.

The **Continental Africa** operations produced 382,000oz at a total cash cost of $817/oz in the first quarter of 2012, compared with 363,000oz at a total cash cost of $819/oz reported in the first quarter of 2011. Geita delivered another strong quarter, despite lower tonnages mined, due to stronger recovered grades from Nyankanga Cut 6 and improved utilisation of the Star and Comet Cut 2 areas. Production was 55% higher at 146,000oz and total cash costs declined 35% to $534/oz compared with the first quarter of 2011. At Obuasi, in Ghana, production was 13% lower year-on-year at 61,000oz and total cash costs rose 10% to $1,112/oz. The operation was impacted by frequent power interruptions and fluctuations, as well as unplanned repairs to the base of the main shaft after a cage slipped down the shaft from the lower-most loading point. The mine is operating again at planned rates. Efficiencies from the implementation of Project ONE helped offset the vast majority of the $101/oz increase in cash costs due to power and wage increases. At Iduapriem, continued improvements in plant availability helped offset the planned decline in grade. Production declined by 20% year-on-year to 45,000oz, and total cash costs were 44% higher at $1,028/oz, which costs were also impacted by replacement of engineering stores and increased contracting costs to remove boulders. At Siguiri, in Guinea, production was 14% lower at 56,000oz, due to planned relining of the plant and lower yield, partly offset by higher tonnages mined. Total cash costs increased by 36% to $921/oz due to an increase in fuel price, power and labour costs. At Morila, in Mali, while production was unchanged at 22,000oz, total cash costs were 15% lower at $705/oz. At Sadiola, an extended mill shutdown resulted in a year-on-year decline in production of 17% to 25,000oz, with total cash costs 39% higher at $971/oz. At Navachab, in Namibia, higher grades from the base of the pit helped an increase in production to 20,000oz and a 7% improvement in cash costs to $889/oz.

The **Americas** operations produced 225,000oz at a total cash cost of $534/oz in the first quarter of 2012, compared with 203,000oz at a total cash cost of $480/oz a year earlier. At Córrego do Sítio Mineração, production was 88,000oz, the increase being limited to 5%, due to lower fleet availability, continued geomechanical instability at Cuiabá and a slight delay in the start-up of the milling circuit at Córrego do Sítio. Total cash costs rose 32% to $586/oz given general inflationary pressure and a 19% drop in yield. At Serra Grande, attributable production was marginally lower at 16,000oz and total cash costs rose 20% to $850/oz. Cerro Vanguardia's gold production rose 13% to 51,000oz and total cash costs improved by 37% to $273/oz, the lowest in the group. The mine benefited from higher silver by-product credits, higher feed grade and improvements in fuel and lubricant use. At Cripple Creek & Victor, gold production rose 23% year-on-year to 70,000oz due to the modified leach-pad stacking plan which brings production forward to the first half of the year. Total cash cost increased by 17% to $578/oz compared with the first quarter of 2011.

In **Australasia**, production from Sunrise Dam fell 6% to 68,000oz at a total cash cost of $1,218/oz, compared with 72,000oz at $1,083/oz a year ago. Good grades in the open pit and underground are helping the mine recover from a difficult end to 2011, a year marred by flooding and a pit-wall failure during the first half of 2011.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $354m (including joint ventures) during the quarter, of which $162m was spent on growth projects. Of the growth-related capital, $53m was spent in the Americas, $47m was spent in Continental Africa, $33m in Australasia and $28m in South Africa.

The board formally approved investment in several projects during the quarter, creating a clear pathway for the growth in production to between 5.4Moz and 5.6Moz. Final approval was granted for the development of both key projects in the Democratic Republic of the Congo, Kibali and Mongbwalu. Both projects are expected to generate significant revenues for the DRC government and create several thousand direct and indirect jobs for the country's northeastern region.

Kibali, the joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), currently contains a reserve of 10Moz and an indicated and inferred resource of 18.6Moz. Recent drilling indicates significant upside potential to those figures. The project expected to require total project capital expenditure of $982m (attributable; including contingencies and escalation), to fund development of the open pit and underground mines, as well as associated infrastructure. The shareholders have continued funding critical path items during the optimisation of the feasibility study and in the lead-up to this approval in order to ensure no delays to the project. The capital investment in Kibali's development will be made between 2012 and 2015, with first gold from the open pit targeted for late 2013. Development of the twin decline and vertical shaft system will run concurrently with that of the open pit and the construction of three hydropower stations. The project is expected to deliver average annual production in the first 10 years following project ramp-up of around 600,000oz (270,000oz). Good progress was made during the quarter with the Relocation Action Plan (RAP), which continued with 717 families from three villages, of the 14 directly impacted by the mine, resettled. At the end of March, construction of two schools and three places of worship have been completed, and construction of the Catholic Church complex has commenced. The earth moving and civil contractor mobilised on site has commenced the earthworks at the metallurgical plant site and laydown areas, on schedule. During the period a contractor was also appointed to design and manage construction of the vertical shaft.

Mongbwalu (AngloGold Ashanti 86.22%), the joint venture with state-owned Sokimo, is designed as a small-scale beachhead in the extremely prospective Kilo gold belt, on a concession covering almost 6,000km^2. AngloGold Ashanti plans to build the underground project quickly and then expand the operation rapidly from internally driven cash flow, allowing economies of scale to be realised. This approach will limit the company's initial capital exposure to a new mining district. This project will require capital investment of $345m, including contingency and a provision for cost escalation, and is expected to yield an average of about 130,000oz of gold a year in the first three years of full production at a total cash cost of $760/oz (nominal). Average output over a 10-year mine life, assuming no expansion, would be about 105,000oz a year at a an average total cash cost of $1,054/oz. The first stage of project development will include construction of infrastructure that will support rapid future up-scaling as further resources are defined. The early works programme at the site progressed to schedule during the quarter, with 20% of road construction completed and long-lead mill and mobile equipment items ordered.

The board has also approved the Mine Life Extension II (MLE2) project at **Cripple Creek & Victor** in the US, which is expected to increase production at the mine by about 50% to more than 400,000oz a year, starting 2017. Cash costs at CC&V are expected to be around $770/oz at the expanded production rate. MLE2 is expected to require project capital of $557m (in 2012 terms/real) to be spent from 2012 to 2017 on construction of an additional leach pad, a mill to process high-grade ore and a new gold plant. Initial earthworks are under way and the permitting procedure is at an advanced stage. At Cripple Creek where a further mine life extension project is envisaged toward the end of the decade, it is expected that the mine will produce at an annual rate above 400,000oz from about 2017 until at least 2025, with a further decade of production at around 350,000oz a year.

At the **Corrégo do Sítio Sulphide Project**, the plant, complete with its pressure oxidation circuit was commissioned in mid-January 2012 and is now being monitored and adjusted. The mine is in its ramp-up phase, with stabilisation expected in the second half of 2012. At Córrego do Sítio, the 'analyse & improve' phase of Project ONE is in progress in the mining and heavy equipment and engineering areas, and the plant is now in the stabilisation phase.

The **Tropicana Gold Project** (AngloGold Ashanti 70% and manager, Independence Group 30%) remained on schedule to pour first gold during the December 2013 quarter, despite the challenges of the competitive construction sector in Western Australia where approximately $167 billion of resource projects are under construction or committed. By quarter end, engineering and drafting was 92% complete and 97% of equipment and materials had been procured. The 220km long site access road was completed and processing plant earthworks were nearing completion, ready for plant construction to begin in the June 2012 quarter. The airstrip has been sealed and CASA approval is expected in the June 2012 quarter, enabling the site to be serviced by 100 seat jet aircrafts. The Structural & Mechanical (SMP) and Electrical & Instrumentation contracts are in the final stages of negotiation. Mining contractor, Macmahon, began assembling heavy mining equipment in Kalgoorlie ahead of mobilisation to site and a mining start early in the second half.

Infill drilling of Havana Deeps returned intercepts including: **HDD190** 25.0m @3.5g/t Au from 237m depth (incl. 10m at 7.9g/t Au from 251m); **HDD 195** 25m @ 10.8g/t Au from 357m; and **HDD197** 7m @ 6.5g/t Au from 272m. An intercept of 17m @ 2.6g/t Au (incl. 9m @ 4.3g/t Au) in **HDD230** indicated potential for an extension of the Havana Pit to the north.

EXPLORATION

Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $99m ($32m on brownfield, $33m on greenfield and $34m on pre-feasibility studies), compared with $71m in the first quarter of 2011 ($26m on brownfield, $25m on greenfield and $20m on pre-feasibility studies). *The following are highlights from the company's exploration activities during the quarter. More detail on AngloGold Ashanti's exploration programme can be found at www.anglogoldashanti.com.*

In **Colombia,** there was a significant upward revision in the resource at La Colosa. A September 2011 cut-off data date was used for the Mineral Resource estimate as at the end of 2011. The new Resource estimate, completed in January 2012, used drilling information for the remainder of last year. The revised Mineral Resource estimate was externally audited in February 2012 and now stands at 24.15Moz, an increase of 48% or 7.88Moz. The revised Mineral Resource is based on a cut-off of 0.4g/t Au and a gold price of $1,600/oz.

Category	Tonnes	Grade	Contained Gold	
	(Million)	(g/t)	Tonnes	Moz
Inferred	800.50	0.94	751.20	24.15

During the quarter, 4,015m were drilled at La Colosa for geotechnical and hydrological studies, with three drills operating for most of the quarter. Positive assay results continued to return from holes drilled in late 2011 with Borehole COL166 returning 26m @ 1.90g/t Au from 22m and 352m @ 1.45g/t Au from 52m. The planning for the next round of drill platforms and holes will incorporate these results. At the Gramalote joint venture project, mapping and sampling work continued around Gramalote area targets and potential facilities. A new mineral resource estimate was determined for the Gramalote Central Zone and Trinidad. Total measured and indicated resources at Gramalote Central at a 0.25g/t Au cut-off, within a $1,600/oz gold optimised Whittle pit consists of 97.1Mt grading 0.81g/t Au for a total of 2.5Moz of gold. The Gramalote Central and Trinidad inferred Resource is 95.7Mt grading 0.44 g/t Au for a total of 1.36Moz of gold using similar parameters as the measured and indicated resource.

Highlights from the 2011 and 2012 pre-feasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger Resource. Exploration drilling has been carried out on five drill targets located within 4km of the current Gramalote Central Mineral Resource including Monjas West, Trinidad South, Monjas East, Limon and Topacio with the aim to add new inferred Resources. All of these targets have similar geological, alteration and mineralisation characteristics to Gramalote Central.

Positive gold intersections have been returned in Monjas West located 2km west southwest along strike of Gramalote Central Resource. A total of 6,281.49m in 17 holes have been drilled at Monjas West with results up to 56.0m at 0.94g/t Au (including 14.0m at 1.66g/t Au and 12.0m at 1.45g/t Au) in hole MW-05, 20.0m at 1.88g/t Au in hole MW-03, 22.0m at 0.93g/t Au in hole MW-04 and 12.0m at 1.75g/t Au in hole MW-09.

Greenfield exploration in Colombia comprised mapping/sampling and drilling at the Santa Rita target in the Rio Dulce block, and at the Quebradona project, respectively. Drilling at the Nuevo Chaquiro target at Quebradona continues to delineate porphyry style mineralisation. Drillhole CHA-019 yielded copper mineralisation comprising quartz, chalcopyrite, bornite, magnetite veinlets and disseminated molybdenite. An additional 20,000m of deep drilling (>1,000 m) is being considered for the second half of 2012. An IP-magnetic ground geophysics survey was underway at Quebradona, with preparations for a similar survey scheduled for April 2012 at the Santa Rita target. Social work continues at the Santa Ana and Cerro Gordo prospects, and environmental studies continue at Montecristo prospect. A new ownership split has been agreed upon in the Guamoco Joint Venture (JV), whereby both AngloGold Ashanti Colombia and Mineros each have 50% ownership.

In **Sub-Saharan Africa**, generative exploration programmes were carried out in the DRC, Guinea and Gabon.

In **Guinea**, exploration work continued with a focus on Resource definition and delineation in Block 2 and reconnaissance and resource delineation in Block 3. An extensive geochemical soil programme of 530 samples was completed over Block 2 at nominal 200m X 50m grid spacing. Encouraging geochemical anomalies were reported from Didi and Manguity (Block 2), Kounkoun North and Kolita (Block3), Doko and Kouremale (Block4). These areas are known as having historical and recent artisanal mining activities. Mapping and ground truthing will continue next quarter in order to decide on the follow-up programme.

Resources delineation and definition drilling progressed at Saraya with 9,000m of drilling completed (136m AC; 5,070m RC; 3,794m DD), whilst reconnaissance drilling at Saraya South resulted in 3,797m of RC being completed. Assay's received for drill programmes completed during the quarter returned peak results of 16m@3.21g/t Au (SARC385) and 7.7m@3.78g/t Au (SARCDD023).

Reconnaissance and delineation drilling continued at Kounkoun (Block3), with13,307m AC and 226.8m DD completed during the quarter. Assay results returned to date show very encouraging intersections including, but not limited to; 27m@1.19g/t Au (KKAC257), 36m@1.16g/t Au (KKA305), 68m@1.13g/t Au (KKA196) and 42m@1.7g/t Au (KKAC239).

A reconnaissance aircore drill programme was completed at Doko (Block4) for 6,676m, targeting geochemical anomalies dispersed coincidently with a NNW-SSE trending geophysical lineament. Assays returned to date show encouraging intersections within the oxide zone of drillhole DKAC007; 9m@1.02g/t Au, 12m@1.78g/t Au (incl. 9m@2.20g/t Au).

Greenfields exploration in the **Middle East & North Africa** region is being undertaken by Thani Ashanti; a 50:50 Strategic Alliance between AngloGold Ashanti and Thani Investments. Exploration during the fourth quarter involved diamond drilling at the Hutite and Anbat prospects, located on the Hodine licence in **Egypt**. At Hutite, 3,486m of diamond drilling was completed, mainly from the Central Domain and results were received from ten holes. Best results include: 4m @ 18.28 g/t Au from 168m, 15m @ 5.28 g/t Au from 182m and 10.7m @ 2.66 g/t Au from 200m in HUD034.

These intersections probably represent a continuous zone of mineralisation that has been cut by a dolerite between 172 to 183m. From HUD036, intersections of 16m @ 3.2 g/t Au from 72m and 2m @ 17.16 g/t Au from 105m confirm the depth extension of mineralisation beneath HUD004. From HUD032, significant intersections include: 2m @ 5.78 g/t Au from 59m; 2m @ 4.24 g/t Au from 80m; and 1m @ 58.98 g/t Au from 86m. The mineralisation in the Central Domain is defined over 1km of strike and down to 200m below surface. These encouraging results have supported the decision to complete more aggressive drilling down to 900m below surface to test the depth potential of the deposit.

Drilling of 3,498m was completed at the Anbat prospect, located 45km South-West of Hutite. The drilling continued to test the veined granodiorite and also the altered felsic porphyry on the eastern and South-East contact. The Au results from the granodiorite are generally 1-3m @ 1-3g/t Au, although there are occasional higher grade intersections (e.g. 1m @ 14.7g/t Au in AND007). However, the results from the porphyry are more encouraging. Assay results have only been received from one hole in the porphyry. This hole returned 9m @ 2.57g/t Au from 27m and 35m @ 1.01g/t Au from 40m. Drilling is now focused on understanding the geometry and continuity of mineralisation in the porphyry.

Work completed at the Afar JV with Stratex International plc in **Ethiopia** and **Djibouti** has involved helicopter reconnaissance and rock-chip sampling in Djibouti and preparations for an aeromagnetic and radiometric survey at Megenta (Ethiopia). The reconnaissance exploration in Djibouti has discovered the **Pandora** vein. The vein system is within a 5km long structure with veins up to 2.5m wide. Best results from 43 channel-chip samples across main zone include 9.81, 9.97, 9.99, 10.05, 13.85, and 25.9 g/t Au. In addition, detailed sampling of Hercules rhyolite domes at Asal returned 24m @ 0.68g/t Au and 1.8m @ 6.64g/t Au confirming low to moderate disseminated gold mineralisation. Follow-up drilling at both Pandora and Hercules is planned for the third quarter of 2012.

In **Australia,** the Tropicana JV (AngloGold Ashanti 70%, Independence Group 30%), continued regional aircore drilling activities with 12,068m drilled. Results received from diamond drilling conducted during late 2011 at the Voodoo Child Prospect, located 45km north-east of the Tropicana Gold Mine, included a best result of 12.4m @ 5.61g/t Au from 109m. Geological interpretation is in progress to evaluate the potential for down plunge continuity to this mineralisation.

OUTLOOK

Gold production for the second quarter of 2012 is estimated at 1.04Moz. Total cash costs are estimated at between $840-$845/oz at an average exchange rate of R7.70/$, BRL1.73/$, A$0.97/$ and ARS4.40/$ and fuel at $125/barrel.

No change to gold production guidance for 2012 which is estimated at 4.3Moz to 4.4Moz on the back of a stronger second-half year. Total cash costs in 2012 are estimated at between $780-$805/oz at an average exchange rate of R7.40/$, BRL1.70/$, A$1.01/$ and ARS4.43/$ and fuel at $110/barrel.

As mentioned in the fourth quarter earnings release on 15 February 2012, the situation remains that both estimates could see some downside risk in the light of safety related and other unforeseen factors.

AngloGold Ashanti may not be able to reach the goals or meet the expectations set out in this report. Refer to the disclaimer on the front page of this report.

Group **income statement**

US Dollar million	Notes	Quarter ended March 2012 Reviewed	Quarter ended December 2011 Unaudited	Quarter ended March 2011 Unaudited	Year ended December 2011 Audited
Revenue	2	**1,794**	1,859	1,489	6,925
Gold income		**1,706**	1,779	1,422	6,570
Cost of sales	3	**(989)**	(1,097)	(926)	(3,946)
Gain (loss) on non-hedge derivatives and other commodity contracts		**-**	-	2	(1)
Gross profit		**717**	682	498	2,623
Corporate administration, marketing and other expenses		**(67)**	(77)	(66)	(278)
Exploration costs		**(75)**	(83)	(57)	(279)
Other operating (expense) income	4	**(8)**	4	(13)	(27)
Special items	5	**17**	146	1	163
Operating profit		**584**	672	363	2,202
Interest received		**12**	23	8	52
Exchange (loss) gain		**(2)**	(10)	-	2
Fair value adjustment on option component of convertible bonds		**43**	(15)	15	84
Finance costs and unwinding of obligations	6	**(49)**	(48)	(49)	(196)
Fair value adjustment on mandatory convertible bonds		**79**	9	22	104
Share of equity accounted investments' profit		**22**	17	12	73
Profit before taxation		**689**	648	371	2,321
Taxation	7	**(111)**	(246)	(123)	(723)
Profit for the period		**578**	402	248	1,598
Allocated as follows:					
Equity shareholders		**563**	385	241	1,552
Non-controlling interests		**15**	17	7	46
		578	402	248	1,598
Basic earnings per ordinary share (cents) [1]		**146**	100	62	402
Diluted earnings per ordinary share (cents) [2]		**110**	95	54	346

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter ended 31 March 2012 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. The financial statements for the quarter ended 31 March 2012 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group **statement of comprehensive income**

US Dollar million	Quarter ended March 2012 Reviewed	Quarter ended December 2011 Unaudited	Quarter ended March 2011 Unaudited	Year ended December 2011 Audited
Profit for the period	**578**	402	248	1,598
Exchange differences on translation of foreign operations	**95**	47	(48)	(365)
Share of equity-accounted investments' other comprehensive loss	**-**	-	-	(1)
Net gain (loss) on available-for-sale financial assets	**1**	(10)	(2)	(81)
Release on disposal and impairment of available-for-sale financial assets	**1**	3	-	22
Deferred taxation thereon	**-**	3	-	(8)
	2	(4)	(2)	(67)
Actuarial loss recognised	**-**	(39)	-	(39)
Deferred taxation thereon	**(9)**	14	-	14
	(9)	(25)	-	(25)
Other comprehensive income (loss) for the period net of tax	**88**	18	(50)	(458)
Total comprehensive income for the period net of tax	**666**	420	198	1,140
Allocated as follows:				
Equity shareholders	**651**	403	191	1,094
Non-controlling interests	**15**	17	7	46
	666	420	198	1,140

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at March 2012 Reviewed	As at December 2011 Audited	As at March 2011 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**6,763**	6,525	6,132
Intangible assets		**228**	210	196
Investments in associates and equity accounted joint ventures		**765**	702	641
Other investments		**196**	186	248
Inventories		**421**	410	363
Trade and other receivables		**80**	76	162
Deferred taxation		**55**	79	13
Cash restricted for use		**24**	23	19
Other non-current assets		**10**	9	10
		8,542	8,220	7,784
Current assets				
Inventories		**1,083**	1,064	899
Trade and other receivables		**409**	350	277
Derivatives		**-**	-	3
Current portion of other non-current assets		**-**	-	4
Cash restricted for use		**54**	35	18
Cash and cash equivalents		**1,216**	1,112	619
		2,762	2,561	1,820
Non-current assets held for sale		**2**	21	2
		2,764	2,582	1,822
TOTAL ASSETS		**11,306**	10,802	9,606
EQUITY AND LIABILITIES				
Share capital and premium	10	**6,695**	6,689	6,637
Retained earnings and other reserves		**(1,103)**	(1,660)	(2,483)
Shareholders' equity		**5,592**	5,029	4,154
Non-controlling interests		**154**	137	129
Total equity		**5,746**	5,166	4,283
Non-current liabilities				
Borrowings		**2,382**	2,456	2,511
Environmental rehabilitation and other provisions		**796**	782	595
Provision for pension and post-retirement benefits		**206**	195	187
Trade, other payables and deferred income		**14**	14	16
Derivatives		**50**	93	162
Deferred taxation		**1,132**	1,158	950
		4,580	4,698	4,421
Current liabilities				
Current portion of borrowings		**53**	32	46
Trade, other payables and deferred income		**720**	751	687
Taxation		**207**	155	169
		980	938	902
Total liabilities		**5,560**	5,636	5,323
TOTAL EQUITY AND LIABILITIES		**11,306**	10,802	9,606

Group **statement of cash flows**

US Dollar million	Quarter ended March 2012 Reviewed	Quarter ended December 2011 Unaudited	Quarter ended March 2011 Unaudited	Year ended December 2011 Audited
Cash flows from operating activities				
Receipts from customers	**1,758**	1,828	1,451	6,796
Payments to suppliers and employees	**(1,085)**	(1,009)	(950)	(3,873)
Cash generated from operations	**673**	819	501	2,923
Dividends received from equity accounted investments	**20**	34	30	111
Taxation refund	**-**	2	22	98
Taxation paid	**(112)**	(211)	(40)	(477)
Net cash inflow from operating activities	**581**	644	513	2,655
Cash flows from investing activities				
Capital expenditure	**(312)**	(455)	(234)	(1,393)
Interest capitalised and paid	**(2)**	-	-	-
Expenditure on intangible assets	**(7)**	(10)	-	(16)
Proceeds from disposal of tangible assets	**1**	7	2	19
Other investments acquired	**(39)**	(12)	(31)	(147)
Proceeds from disposal of investments	**36**	12	15	91
Investment in associates and equity accounted joint ventures	**(45)**	(34)	(24)	(115)
Proceeds from disposal of equity accounted joint venture	**20**	-	-	-
Loans advanced to associates and equity accounted joint ventures	**(15)**	(12)	-	(25)
Proceeds from disposal of subsidiary	**-**	-	9	9
Cash in subsidiary disposed	**-**	-	(11)	(11)
(Increase) decrease in cash restricted for use	**(18)**	3	5	(19)
Interest received	**10**	10	8	39
Repayment of loans advanced	**-**	1	-	4
Net cash outflow from investing activities	**(371)**	(490)	(261)	(1,564)
Cash flows from financing activities				
Proceeds from issue of share capital	**-**	6	1	10
Share issue expenses	**-**	-	-	(1)
Proceeds from borrowings	**-**	3	-	109
Repayment of borrowings	**(4)**	(9)	(152)	(268)
Finance costs paid	**(15)**	(55)	(18)	(144)
Revolving credit facility transaction costs	**(8)**	-	-	-
Dividends paid	**(101)**	(66)	(43)	(169)
Net cash outflow from financing activities	**(128)**	(121)	(212)	(463)
Net increase in cash and cash equivalents	**82**	33	40	628
Translation	**22**	4	(7)	(102)
Cash and cash equivalents at beginning of period	**1,112**	1,075	586	586
Cash and cash equivalents at end of period	**1,216**	1,112	619	1,112
Cash generated from operations				
Profit before taxation	**689**	648	371	2,321
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**-**	-	(2)	1
Amortisation of tangible assets	**190**	203	185	768
Finance costs and unwinding of obligations	**49**	48	49	196
Environmental, rehabilitation and other expenditure	**(5)**	142	-	171
Special items	**2**	(137)	7	(93)
Amortisation of intangible assets	**1**	1	1	2
Deferred stripping	**(7)**	(7)	20	19
Fair value adjustment on option component of convertible bonds	**(43)**	15	(15)	(84)
Fair value adjustment on mandatory convertible bonds	**(79)**	(9)	(22)	(104)
Interest received	**(12)**	(23)	(8)	(52)
Share of equity accounted investments' profit	**(22)**	(17)	(12)	(73)
Other non-cash movements	**22**	4	7	21
Movements in working capital	**(112)**	(49)	(80)	(170)
	673	819	501	2,923
Movements in working capital				
Increase in inventories	**(30)**	(112)	(17)	(236)
(Increase) decrease in trade and other receivables	**(54)**	8	(66)	-
(Decrease) increase in trade and other payables	**(28)**	55	3	66
	(112)	(49)	(80)	(170)

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

US Dollar million	Share capital and premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
					Equity holders of the parent					
Balance at 31 December 2010	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Profit for the period			241					241	7	248
Other comprehensive loss					(2)		(48)	(50)		(50)
Total comprehensive income (loss)	-	-	241	-	(2)	-	(48)	191	7	198
Shares issued	10							10		10
Share-based payment for share awards net of exercised		5						5		5
Dividends paid			(43)					(43)		(43)
Translation		(5)	5		1	1		2	(2)	-
Balance at 31 March 2011	**6,637**	**194**	**(2,547)**	**(2)**	**85**	**(61)**	**(152)**	**4,154**	**129**	**4,283**
Balance at 31 December 2011	6,689	171	(1,300)	(2)	18	(78)	(469)	5,029	137	5,166
Profit for the period			563					563	15	578
Other comprehensive income (loss)					2	(9)	95	88		88
Total comprehensive income (loss)	-	-	563	-	2	(9)	95	651	15	666
Shares issued	6							6		6
Share-based payment for share awards net of exercised		9						9		9
Dividends paid			(101)					(101)		(101)
Translation		7	(7)		1	(3)		(2)	2	-
Balance at 31 March 2012	**6,695**	**187**	**(845)**	**(2)**	**21**	**(90)**	**(374)**	**5,592**	**154**	**5,746**

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter ended 31 March 2012

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	US Dollar million			
Gold income				
South Africa	**524**	672	560	2,560
Continental Africa	**723**	722	545	2,530
Australasia	**115**	103	97	385
Americas	**432**	392	303	1,487
	1,793	1,889	1,505	6,962
Equity accounted investments included above	**(87)**	(110)	(82)	(392)
	1,706	1,779	1,422	6,570
Gross profit (loss)				
South Africa	**182**	320	210	1,083
Continental Africa	**317**	207	163	938
Australasia	**17**	(9)	5	(13)
Americas	**234**	186	158	744
Corporate and other	**3**	16	(7)	28
	753	720	529	2,780
Equity accounted investments included above	**(36)**	(38)	(31)	(157)
	717	682	498	2,623
Capital expenditure				
South Africa	**106**	181	95	532
Continental Africa	**122**	152	62	420
Australasia	**42**	40	11	102
Americas	**81**	147	79	456
Corporate and other	**3**	5	2	17
	354	525	249	1,527
Equity accounted investments included above	**(35)**	(31)	(15)	(88)
	319	494	234	1,439

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	oz (000)			
Gold production				
South Africa	**306**	398	401	1,624
Continental Africa	**382**	419	363	1,570
Australasia	**68**	63	72	246
Americas	**225**	234	203	891
	981	1,114	1,039	4,331

	As at Mar 2012	As at Dec 2011	As at Mar 2011
	Reviewed	Audited	Unaudited
	US Dollar million		
Total assets			
South Africa	**2,301**	2,148	2,406
Continental Africa	**4,504**	4,288	3,864
Australasia	**753**	736	591
Americas	**2,612**	2,501	2,166
Corporate and other	**1,136**	1,129	579
	11,306	10,802	9,606

Rounding of figures may result in computational discrepancies.

Notes
for the quarter ended 31 March 2012

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in presentation currency detailed in note 15, the group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2011 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2012, where applicable. The effect of the revised and amended accounting standards applicable to this period are not considered to have a material impact on the financial statements of the group.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter ended 31 March 2012.

2. Revenue

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	US Dollar million			
Gold income	**1,706**	1,779	1,422	6,570
By-products (note 3)	**61**	49	51	224
Royalties received (note 5)	**16**	8	8	79
Interest received	**12**	23	8	52
	1,794	1,859	1,489	6,925

3. Cost of sales

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	US Dollar million			
Cash operating costs	**(764)**	(788)	(730)	(3,029)
By-products revenue (note 2)	**61**	49	51	224
	(703)	(739)	(679)	(2,805)
Royalties	**(48)**	(51)	(40)	(193)
Other cash costs	**(8)**	(6)	(7)	(30)
Total cash costs	**(759)**	(796)	(726)	(3,028)
Retrenchment costs	**(3)**	(4)	(4)	(15)
Rehabilitation and other non-cash costs	**(9)**	(157)	(10)	(229)
Production costs	**(771)**	(957)	(740)	(3,272)
Amortisation of tangible assets	**(190)**	(203)	(185)	(768)
Amortisation of intangible assets	**(1)**	(1)	(1)	(2)
Total production costs	**(962)**	(1,161)	(925)	(4,042)
Inventory change	**(27)**	64	(1)	96
	(989)	(1,097)	(926)	(3,946)

4. Other operating (expense) income

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	US Dollar million			
Pension and medical defined benefit provisions	**(5)**	8	(4)	(6)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**(2)**	(4)	(9)	(21)
Miscellaneous	**(1)**	-	-	-
	(8)	4	(13)	(27)

Rounding of figures may result in computational discrepancies.

5. Special items

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	US Dollar million			
Net reversal (impairment) of tangible assets (note 8)	-	134	(1)	120
Impairment of investments (note 8)	(1)	(3)	-	(21)
Impairment reversal of intangible assets (note 8)	10	-	-	-
Reversal (impairment) of other receivables	-	2	(1)	1
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 8)	(2)	(5)	(2)	(8)
Black Economic Empowerment transaction modification costs for Izingwe (Pty) Ltd	-	-	-	(7)
Royalties received (note 2) [1]	16	8	8	79
Insurance claim recovery on capital items (note 8)	-	3	-	3
Indirect tax expenses and legal claims	(6)	7	(5)	(6)
Profit on disposal of subsidiary ISS International Limited (note 8)	-	-	2	2
	17	146	1	163

[1] The December 2011 year includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m.

6. Finance costs and unwinding of obligations

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	US Dollar million			
Finance costs	(34)	(34)	(36)	(141)
Unwinding of obligations, accretion of convertible bonds and other discounts	(15)	(14)	(13)	(55)
	(49)	(48)	(49)	(196)

7. Taxation

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	US Dollar million			
South African taxation				
Mining tax	(26)	(71)	-	(113)
Non-mining tax	-	(7)	(1)	(12)
(Under) over prior year provision	(1)	2	(1)	(4)
Deferred taxation				
Temporary differences	(12)	(42)	(58)	(222)
Change in estimated deferred tax rate	-	(9)	-	(9)
Change in statutory tax rate	131	-	-	-
	93	(128)	(60)	(360)
Foreign taxation				
Normal taxation	(129)	(64)	(52)	(275)
Over (under) prior year provision	1	4	-	(3)
Deferred taxation				
Temporary differences	(34)	(57)	(11)	(85)
Change in estimated deferred tax rate	(41)	-	-	-
	(203)	(118)	(63)	(363)
	(111)	(246)	(123)	(723)

Rounding of figures may result in computational discrepancies.

8. Headline earnings

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
	US Dollar million			
The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:				
Profit attributable to equity shareholders	**563**	385	241	1,552
Net (reversal) impairment of tangible assets (note 5)	**-**	(134)	1	(120)
Impairment reversal of intangible assets (note 5)	**(10)**	-	-	-
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	**2**	5	2	8
Impairment of investments (note 5)	**1**	3	-	21
Profit on disposal of subsidiary ISS International Limited (note 5)	**-**	-	(2)	(2)
Insurance claim recovery on capital items (note 5)	**-**	(3)	-	(3)
Impairment reversal of investment in associates and joint ventures	**(2)**	(6)	-	(4)
Special items of associate	**(3)**	-	-	-
Taxation on items above - current portion	**-**	-	-	1
Taxation on items above - deferred portion	**-**	38	(1)	31
	551	289	241	1,484
Headline earnings per ordinary share (cents) [1]	**142**	75	62	384
Diluted headline earnings per ordinary share (cents) [2]	**107**	71	54	330

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares.

9. Number of shares

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Reviewed	Unaudited	Unaudited	Audited
Authorised number of shares:				
Ordinary shares of 25 SA cents each	**600,000,000**	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:				
Ordinary shares in issue	**382,399,018**	382,242,343	381,403,955	382,242,343
E ordinary shares in issue	**2,563,772**	2,582,962	2,774,290	2,582,962
Total ordinary shares:	**384,962,790**	384,825,305	384,178,245	384,825,305
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

	Mar 2012	Dec 2011	Mar 2011	Dec 2011
Ordinary shares	**382,305,903**	382,059,365	381,272,542	381,621,687
E ordinary shares	**2,569,675**	2,937,664	2,782,784	2,950,804
Fully vested options	**1,970,339**	1,121,745	1,587,017	1,389,122
Weighted average number of shares	**386,845,917**	386,118,774	385,642,343	385,961,613
Dilutive potential of share options	**970,868**	1,517,152	834,453	1,572,015
Dilutive potential of convertible bonds [1]	**33,524,615**	18,140,000	33,524,615	33,524,615
Diluted number of ordinary shares	**421,341,400**	405,775,926	420,001,411	421,058,243

[1] The dilutive effect of the convertible bonds are not the same for the quarter and the year ended December 2011 as the effect of the 3.5% convertible bond is anti-dilutive for the December 2011 quarter.

Rounding of figures may result in computational discrepancies.

10. Share capital and premium

	As At		
	Mar 2012	**Dec 2011**	**Mar 2011**
	Reviewed	Audited	Unaudited
	US Dollar million		
Balance at beginning of period	**6,782**	6,734	6,734
Ordinary shares issued	**6**	57	9
E ordinary shares issued and cancelled	**-**	(9)	(1)
Sub-total	**6,788**	6,782	6,742
Redeemable preference shares held within the group	**(53)**	(53)	(53)
Ordinary shares held within the group	**(17)**	(17)	(21)
E ordinary shares held within the group	**(23)**	(23)	(31)
Balance at end of period	**6,695**	6,689	6,637

11. Exchange rates

	Mar 2012	**Dec 2011**	**Mar 2011**
	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	**7.74**	7.26	6.99
ZAR/USD average for the quarter	**7.74**	8.09	6.99
ZAR/USD closing	**7.63**	8.04	6.77
AUD/USD average for the year to date	**0.95**	0.97	0.99
AUD/USD average for the quarter	**0.95**	0.99	0.99
AUD/USD closing	**0.96**	0.97	0.97
BRL/USD average for the year to date	**1.77**	1.68	1.67
BRL/USD average for the quarter	**1.77**	1.80	1.67
BRL/USD closing	**1.83**	1.87	1.63
ARS/USD average for the year to date	**4.34**	4.13	4.01
ARS/USD average for the quarter	**4.34**	4.25	4.01
ARS/USD closing	**4.38**	4.30	4.05

12. Capital commitments

	Mar 2012	**Dec 2011**	**Mar 2011**
	Reviewed	Audited	Unaudited
	US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**370**	202	274

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

13. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 March are detailed below:

Contingencies and guarantees

	Mar 2012 Reviewed	Mar 2011 Unaudited
	US Dollar Millions	
Contingent liabilities		
Groundwater pollution [1]	-	-
Deep groundwater pollution – South Africa [2]	-	-
Sales tax on gold deliveries – Brazil [3]	91	95
Other tax disputes – Brazil [4]	57	39
Indirect taxes – Ghana [5]	14	11
Tax disputes – Tanzania [6]	-	-
ODMWA litigation [7]	-	-
Contingent assets		
Royalty – Boddington Gold Mine [8]	-	-
Royalty – Tau Lekoa Gold Mine [9]	-	-
Financial Guarantees		
Oro Group (Pty) Limited [10]	13	15
	175	160

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $56m (2011: $59m). The company's attributable share of the second assessment is approximately $35m (2011: $36m). In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011, the administrative council's second chamber approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. The company believes both assessments are in violation of federal legislation on sales taxes.

(4) MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $10m (2011: $10m). In addition, in November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $38m (2011: $23m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $9m (2011: $6m).

(5) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $14m (2011: $11m) during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to

indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Geita Gold Mine Limited (GGML) and Samax Resources Limited (Tanzania branch) received a letter from the Tanzania Revenue Authority (TRA) dated 15 March 2012. The TRA advised that it intends to issue assessments/demands in relation to a number of tax matters. The company intends to defend the assessments and demands. As no assessments/demands have been received to date, no value can be attributed to the contingent liability.

(7) Occupational Diseases in Mines and Works Act, 1973 (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made of this possible obligation.

(8) Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $45m (2011: $10m) have been received to date. Royalties of $11m (2011: $6m) were received during the quarter.

(9) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 219,005oz produced have been received to date. Royalties of $1m (2011: $1m) were received during the quarter.

(10) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $13m (2011: $15m). The suretyship agreements have a termination notice period of 90 days.

14. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

15. Change in presentation currency

Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US Dollars and South African Rands to reporting only in US Dollars. Management has concluded that the change in presentation currency will result in more reliable and relevant information than the current position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti's operating mines use US Dollars as their functional currency; the majority of AngloGold Ashanti's annual production and reserves are derived from non-South African Rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African Rand denominated country; management prepare investor presentations and analysis in US Dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US Dollars.

The change in presentation currency has no effect on comparative information.

16. Announcements

On 8 February 2012, the transaction to dispose of the AngloGold Ashanti-Polymetal Strategic Alliance consisting of AngloGold Ashanti-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holdings Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. The consideration received for the disposal was $20m.

On 2 March 2012, AngloGold Ashanti agreed to acquire First Uranium (Proprietary) Limited (South Africa) ("FUSA"), a wholly-owned subsidiary of Toronto-based First Uranium Corporation ("FIUC") and the owner of Mine Waste Solutions ("MWS"), a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities, for a cash consideration of $335 million. The transaction will be funded from cash reserves and debt facilities, which is subject to various conditions and approvals.

On 15 March 2012, AngloGold Ashanti acknowledged that Moody's Investors Service upgraded the issuer rating of AngloGold Ashanti Limited to Baa2 from Baa3, in recognition of significant improvements in the company's balance sheet position and operational performance.

17. **Dividend**

Final Dividend No. 112 of 200 South African cents or 15.183066 UK pence or 45.100 cedis per ordinary share was paid to registered shareholders on 16 March 2012, while a dividend of 24.86 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 19 March 2012, holders of Ghanaian Depositary Shares (GhDS) were paid 0.451 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend of 26.4006 US cents per American Depositary Share (ADS) was paid to holders of American Depositary Receipts (ADRs) on 26 March 2012. Each ADS represents one ordinary share.

Final Dividend No. E12 of 100 South African cents was paid to holders of E ordinary shares on 16 March 2012, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

The directors declared Q1 Dividend No. 113 of 100 South African cents per ordinary share for the quarter ended 31 March 2012. In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2012
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 24 May
Last date to trade ordinary shares cum dividend	Friday, 25 May
Last date to register transfers of certificated securities cum dividend	Friday, 25 May
Ordinary shares trade ex-dividend	Monday, 28 May
Record date	Friday, 1 June
Payment date	Friday, 8 June

On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque. Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 28 May 2012 and Friday, 1 June 2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2012
Ex dividend on New York Stock Exchange	Wednesday, 30 May
Record date	Friday, 1 June
Approximate date for currency conversion	Friday, 8 June
Approximate payment date of dividend	Monday, 18 June

Assuming an exchange rate of R7.8009/$, the dividend payable per ADS is equivalent to 13 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2012
Last date to trade and to register GhDSs cum dividend	Friday, 25 May
GhDSs trade ex-dividend	Monday, 28 May
Record date	Friday, 1 June
Approximate payment date of dividend	Monday, 11 June

Assuming an exchange rate of R1/¢0.23897, the dividend payable per share is equivalent to 0.2390 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, directors declared Interim Dividend No. E13 of 50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 8 June 2012.

Withholding tax: Shareholders are reminded that a 15% withholding tax on dividends and other distributions to shareholders became effective on 1 April 2012. This withholding tax, which was announced by the South African Government on 21 February 2007, replaces the Secondary Tax on Companies. The company's share registrars have communicated the process to all shareholders. If you have not had any correspondence, please contact the company secretary on companysecretary@anglogoldashanti.com.

By order of the Board

T T MBOWENI   **M CUTIFANI**
Chairman   Chief Executive Officer

8 May 2012

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Adjusted headline earnings

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million			
Headline earnings (note 8)	**551**	289	241	1,484
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**-**	-	(2)	1
Fair value adjustment on option component of convertible bonds	**(43)**	15	(15)	(84)
Fair value adjustment on mandatory convertible bonds	**(79)**	(9)	(22)	(104)
Adjusted headline earnings	**429**	295	203	1,297
Adjusted headline earnings per ordinary share (cents) [1]	**111**	76	53	336

[1] *Calculated on the basic weighted average number of ordinary shares.*

B   Price received

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial			
Gold income (note 2)	**1,706**	1,779	1,422	6,570
Adjusted for non-controlling interests	**(52)**	(47)	(39)	(177)
	1,654	1,732	1,383	6,393
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives	**88**	110	82	392
Attributable gold income including realised non-hedge derivatives	**1,742**	1,842	1,465	6,785
Attributable gold sold - oz (000)	**1,029**	1,094	1,054	4,305
Revenue price per unit - $/oz	**1,692**	1,684	1,391	1,576

	Quarter ended			Year ended
	Mar 2012	Dec 2011	Mar 2011	Dec 2011
	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial			
C Total costs				
Total cash costs (note 3)	**759**	796	726	3,028
Adjusted for non-controlling interests and non-gold producing companies	**(31)**	(13)	(43)	(99)
Associates' and equity accounted joint ventures' share of total cash costs	**52**	64	50	221
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**780**	847	733	3,150
Retrenchment costs (note 3)	**3**	4	4	15
Rehabilitation and other non-cash costs (note 3)	**9**	157	10	229
Amortisation of tangible assets (note 3)	**190**	203	185	768
Amortisation of intangible assets (note 3)	**1**	1	1	2
Adjusted for non-controlling interests and non-gold producing companies	**(5)**	(34)	(8)	(64)
Associates and equity accounted joint ventures' share of production costs	**2**	6	2	12
Total production costs adjusted for non-controlling interests and non-gold producing companies	**980**	1,184	927	4,112
Gold produced - oz (000)	**981**	1,112	1,039	4,329
Total cash cost per unit - $/oz	**794**	762	706	728
Total production cost per unit - $/oz	**999**	1,065	893	950

Rounding of figures may result in computational discrepancies.

		Quarter ended			Year ended
		Mar	Dec	Mar	Dec
		2012	2011	2011	2011
		Unaudited	Unaudited	Unaudited	Unaudited
		US Dollar million			
D	**EBITDA**				
	Operating profit	**584**	672	363	2,202
	Amortisation of tangible assets (note 3)	**190**	203	185	768
	Amortisation of intangible assets (note 3)	**1**	1	1	2
	Net (reversal) impairment of tangible assets (note 5)	**-**	(134)	1	(120)
	Impairment reversal of intangible assets (note 5)	**(10)**	-	-	-
	(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**-**	-	(2)	1
	Share of associates' EBITDA	**32**	33	26	137
	Impairment of investments (note 5)	**1**	3	-	21
	Net loss on disposal and derecognition of assets (note 5)	**2**	5	2	8
	Profit on disposal of ISS International Limited (note 5)	**-**	-	(2)	(2)
	Insurance claim recovery of capital items (note 5)	**-**	(3)	-	(3)
		800	780	574	3,014
E	**Interest cover**				
	EBITDA (note D)	**800**	780	574	3,014
	Finance costs (note 6)	**34**	34	36	141
	Capitalised finance costs	**2**	2	-	3
		36	36	36	144
	Interest cover - times	**22**	22	16	21

		As at	As at	As at
		Mar	Dec	Mar
		2012	2011	2011
		Unaudited	Unaudited	Unaudited
		US Dollar million		
F	**Net asset value - cents per share**			
	Total equity	**5,746**	5,166	4,283
	Mandatory convertible bonds	**678**	760	849
		6,424	5,926	5,132
	Number of ordinary shares in issue - million (note 9)	**385**	385	384
	Net asset value - cents per share	**1,669**	1,540	1,336
	Total equity	**5,746**	5,166	4,283
	Mandatory convertible bonds	**678**	760	849
	Intangible assets	**(228)**	(210)	(196)
		6,196	5,716	4,936
	Number of ordinary shares in issue - million (note 9)	**385**	385	384
	Net tangible asset value - cents per share	**1,610**	1,485	1,285
G	**Net debt**			
	Borrowings - long-term portion	**1,705**	1,698	1,664
	Borrowings - short-term portion	**51**	30	44
	Total borrowings [(1)]	**1,756**	1,728	1,708
	Corporate office lease	**(35)**	(33)	(38)
	Unamortised portion of the convertible and rated bonds	**56**	85	88
	Cash restricted for use	**(78)**	(58)	(37)
	Cash and cash equivalents	**(1,216)**	(1,112)	(619)
	Net debt excluding mandatory convertible bonds	**483**	610	1,102

[(1)] Borrowings exclude the mandatory convertible bonds (note F).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED MARCH 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	1,760	-	-	-	1,760
Mined	- 000 tons	1,218	458	267	583	2,526
Milled / Treated	- 000 tons	1,096	489	278	655	2,519
Yield	- oz/t	0.243	0.123	0.100	0.165	0.184
	- g/t	8.33	4.23	3.42	5.67	6.30
Gold produced	- oz (000)	266	60	28	108	463
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	3,142	253	-	-	3,395
Yield	- oz/t	0.013	0.004	-	-	0.012
	- g/t	0.44	0.14	-	-	0.41
Gold produced	- oz (000)	40	1	-	-	41
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	19,131	959	-	20,090
Mined	- 000 tons	-	38,186	2,293	6,107	46,586
Treated	- 000 tons	-	6,461	715	230	7,406
Stripping ratio	- ratio	-	5.39	2.98	22.75	5.84
Yield	- oz/t	-	0.049	0.056	0.187	0.054
	- g/t	-	1.67	1.93	6.42	1.84
Gold produced	- oz (000)	-	314	40	43	397
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,397	-	17,741	20,139
Placed	- 000 tons	-	271	-	5,722	5,993
Stripping ratio	- ratio	-	16.73	-	2.28	2.63
Yield	- oz/t	-	0.023	-	0.011	0.012
	- g/t	-	0.79	-	0.39	0.41
Gold placed	- oz (000)	-	6	-	65	71
Gold produced	- oz (000)	-	7	-	74	81
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	4.38	11.03	43.01	18.81	8.27
TOTAL						
Subsidiaries' gold produced	- oz (000)	306	328	68	225	927
Joint ventures' gold produced	- oz (000)	-	54	-	-	54
Attributable gold produced	- oz (000)	306	382	68	225	981
Minority gold produced	- oz (000)	-	10	-	20	30
Subsidiaries' gold sold	- oz (000)	306	367	68	237	978
Joint ventures' gold sold	- oz (000)	-	51	-	-	51
Attributable gold sold	- oz (000)	306	418	68	237	1,029
Minority gold sold	- oz (000)	-	11	-	22	33
Spot price	- $/oz	1,691	1,691	1,691	1,691	1,691
Price received	- $/oz sold	1,712	1,686	1,691	1,678	1,692
Total cash costs	- $/oz produced	849	817	1,290	534	794
Total production costs	- $/oz produced	1,113	979	1,412	748	999

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	524	723	115	432	-	1,793	(88)	1,706
Cash costs	(278)	(323)	(88)	(189)	6	(871)	52	(819)
By-products revenue	18	2	-	41	-	61	-	61
Total cash costs	(260)	(321)	(88)	(148)	6	(811)	52	(759)
Retrenchment costs	(2)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(7)	-	(1)	-	(10)	-	(9)
Amortisation of assets	(77)	(56)	(8)	(50)	(2)	(193)	2	(191)
Total production costs	(340)	(384)	(96)	(199)	3	(1,016)	54	(962)
Inventory change	(2)	(22)	(2)	1	-	(24)	(3)	(27)
Cost of sales	(342)	(406)	(98)	(198)	3	(1,040)	51	(989)
Gross profit (loss)	**182**	**317**	**17**	**234**	**3**	**753**	**(36)**	**717**
Corporate and other costs	(3)	(3)	-	(8)	(61)	(76)	-	(75)
Exploration	(1)	(23)	(18)	(25)	(10)	(76)	1	(75)
Intercompany transactions	-	(17)	(3)	-	21	-	-	-
Special items	-	6	14	-	(3)	17	-	17
Operating profit (loss)	**179**	**280**	**10**	**200**	**(50)**	**618**	**(35)**	**584**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(1)	1	(1)	87	85	-	85
Exchange gain (loss)	-	2	-	(2)	(2)	(2)	1	(2)
Share of equity accounted investments profit	-	-	-	(4)	4	-	22	22
Profit (loss) before taxation	177	281	11	193	39	701	(12)	689
Taxation	90	(140)	(5)	(70)	2	(123)	12	(111)
Profit (loss) for the period	**267**	**141**	**7**	**123**	**41**	**578**	**-**	**578**
Equity shareholders	267	136	7	113	40	563	-	563
Non-controlling interests	-	5	-	10	-	15	-	15
Operating profit (loss)	179	280	10	200	(50)	618	(35)	584
Intercompany transactions	-	17	3	-	(21)	-	-	-
Special items	1	(10)	-	-	1	(7)	-	(7)
Share of associates' EBIT	-	-	-	(4)	(1)	(4)	35	30
EBIT	**180**	**288**	**13**	**197**	**(71)**	**607**	**-**	**607**
Amortisation of assets	77	56	8	50	2	193	(2)	191
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**257**	**344**	**22**	**246**	**(69)**	**800**	**-**	**800**
Profit (loss) attributable to equity shareholders	267	136	7	113	40	563	-	563
Special items	1	(10)	-	-	1	(7)	-	(7)
Share of associates' special items	-	-	-	-	(5)	(5)	-	(5)
Taxation on items above	-	-	-	-	-	-	-	-
Headline earnings (loss)	**268**	**126**	**7**	**113**	**37**	**551**	**-**	**551**
Fair value adjustment on option component of convertible bonds	-	-	-	-	(43)	(43)	-	(43)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(79)	(79)	-	(79)
Adjusted headline earnings (loss)	**268**	**126**	**7**	**113**	**(85)**	**429**	**-**	**429**
Ore reserve development capital	58	12	5	15	-	90	-	90
Stay-in-business capital	19	63	4	13	3	102	(2)	100
Project capital	28	47	33	53	-	162	(32)	130
Total capital expenditure	**106**	**122**	**42**	**81**	**3**	**354**	**(35)**	**319**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED DECEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,672	-	-	-	2,672
Mined	- 000 tons	1,714	528	354	567	3,162
Milled / Treated	- 000 tons	1,537	548	393	573	3,051
Yield	- oz/t	0.235	0.146	0.129	0.195	0.198
	- g/t	8.05	5.01	4.44	6.68	6.78
Gold produced	- oz (000)	361	80	51	112	603
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	3,028	32	-	-	3,060
Yield	- oz/t	0.012	0.031	-	-	0.012
	- g/t	0.42	1.06	-	-	0.42
Gold produced	- oz (000)	37	1	-	-	38
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	18,147	904	-	19,052
Mined	- 000 tons	-	35,528	1,609	7,295	44,431
Treated	- 000 tons	-	6,748	616	267	7,631
Stripping ratio	- ratio	-	5.98	4.91	23.00	6.84
Yield	- oz/t	-	0.049	0.020	0.167	0.051
	- g/t	-	1.68	0.69	5.72	1.74
Gold produced	- oz (000)	-	330	12	45	387
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,348	-	16,509	18,857
Placed	- 000 tons	-	335	-	5,055	5,389
Stripping ratio	- ratio	-	10.86	-	2.51	2.84
Yield	- oz/t	-	0.030	-	0.013	0.014
	- g/t	-	1.04	-	0.44	0.47
Gold placed	- oz (000)	-	10	-	65	75
Gold produced	- oz (000)	-	7	-	76	84
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.71	12.00	42.52	20.09	9.46
TOTAL						
Subsidiaries' gold produced	- oz (000)	398	356	63	234	1,051
Joint ventures' gold produced	- oz (000)	-	63	-	-	63
Attributable gold produced	- oz (000)	398	419	63	234	1,114
Minority gold produced	- oz (000)	-	11	-	25	36
Subsidiaries' gold sold	- oz (000)	398	353	62	217	1,030
Joint ventures' gold sold	- oz (000)	-	66	-	-	66
Attributable gold sold	- oz (000)	398	419	62	217	1,096
Minority gold sold	- oz (000)	-	11	-	21	32
Spot price	- $/oz	1,683	1,683	1,683	1,683	1,683
Price received	- $/oz sold	1,689	1,680	1,673	1,686	1,684
Total cash costs	- $/oz produced	696	799	1,478	612	762
Total production costs	- $/oz produced	884	1,220	1,771	895	1,065

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED DECEMBER 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	672	723	103	392	-	1,889	(110)	1,779
Cash costs	(299)	(349)	(94)	(185)	17	(909)	64	(845)
By-products revenue	22	3	-	23	1	49	-	49
Total cash costs	(277)	(346)	(94)	(161)	18	(860)	64	(796)
Retrenchment costs	(2)	(2)	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	2	(110)	(4)	(48)	-	(161)	4	(157)
Amortisation of assets	(75)	(67)	(15)	(47)	(2)	(206)	2	(204)
Total production costs	(351)	(525)	(112)	(258)	15	(1,231)	70	(1,161)
Inventory change	-	9	-	52	-	62	2	64
Cost of sales	(351)	(516)	(112)	(205)	15	(1,169)	72	(1,097)
Gross profit (loss)	**320**	**207**	**(9)**	**186**	**16**	**720**	**(38)**	**682**
Corporate and other costs	(3)	(2)	(1)	(10)	(57)	(72)	-	(73)
Exploration	(1)	(18)	(17)	(31)	(16)	(84)	1	(83)
Intercompany transactions	-	(17)	(3)	-	21	-	-	-
Special items	(8)	148	6	1	(2)	146	-	146
Operating profit (loss)	**308**	**317**	**(24)**	**146**	**(39)**	**709**	**(37)**	**672**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	7	3	(2)	(41)	(34)	3	(31)
Exchange (loss) gain	-	(7)	-	(4)	-	(11)	2	(10)
Share of equity accounted investments profit	-	(11)	-	(6)	15	(2)	18	17
Profit (loss) before taxation	307	306	(21)	134	(64)	662	(14)	648
Taxation	(122)	(107)	5	(29)	(7)	(259)	14	(246)
Profit (loss) for the period	**185**	**199**	**(16)**	**106**	**(71)**	**402**	**-**	**402**
Equity shareholders	185	197	(16)	95	(77)	385	-	385
Non-controlling interests	-	2	-	10	5	17	-	17
Operating profit (loss)	308	317	(24)	146	(39)	709	(37)	672
Intercompany transactions	-	17	3	-	(21)	-	-	-
Special items	9	(138)	1	(2)	2	(128)	-	(128)
Share of associates' EBIT	-	-	-	(6)	(1)	(7)	37	30
EBIT	**318**	**196**	**(20)**	**138**	**(58)**	**574**	**-**	**574**
Amortisation of assets	75	67	15	47	2	206	(2)	204
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**393**	**263**	**(5)**	**186**	**(56)**	**780**	**-**	**780**
Profit (loss) attributable to equity shareholders	185	197	(16)	95	(77)	385	-	385
Special items	9	(138)	1	(2)	2	(128)	-	(128)
Share of associates' special items	-	11	-	-	(17)	(6)	-	(6)
Taxation on items above	(4)	41	-	1	-	38	-	38
Headline earnings (loss)	**191**	**111**	**(16)**	**94**	**(91)**	**289**	**-**	**289**
Fair value adjustment on option component of convertible bonds	-	-	-	-	15	15	-	15
Fair value loss on mandatory convertible bonds	-	-	-	-	(9)	(9)	-	(9)
Adjusted headline earnings (loss)	**191**	**111**	**(16)**	**94**	**(85)**	**295**	**-**	**295**
Ore reserve development capital	58	12	4	17	-	92	-	92
Stay-in-business capital	74	108	9	59	4	254	(7)	247
Project capital	49	32	27	71	-	179	(24)	155
Total capital expenditure	**181**	**152**	**40**	**147**	**5**	**525**	**(31)**	**494**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED MARCH 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,698	-	-	-	2,698
Mined	- 000 tons	1,718	491	226	514	2,949
Milled / Treated	- 000 tons	1,533	544	265	539	2,880
Yield	- oz/t	0.230	0.127	0.154	0.193	0.197
	- g/t	7.89	4.37	5.29	6.60	6.75
Gold produced	- oz (000)	353	69	41	104	567
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,960	-	-	-	2,960
Yield	- oz/t	0.016	-	-	-	0.017
	- g/t	0.56	-	-	-	0.57
Gold produced	- oz (000)	48	1	-	-	49
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,452	1,446	-	17,898
Mined	- 000 tons	-	32,702	3,390	7,233	43,324
Treated	- 000 tons	-	6,180	646	244	7,070
Stripping ratio	- ratio	-	3.52	6.13	24.42	4.42
Yield	- oz/t	-	0.046	0.048	0.157	0.050
	- g/t	-	1.58	1.66	5.37	1.72
Gold produced	- oz (000)	-	285	31	38	355
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,640	-	17,280	18,921
Placed	- 000 tons	-	304	-	5,748	6,052
Stripping ratio	- ratio	-	6.14	-	2.08	2.24
Yield	- oz/t	-	0.029	-	0.011	0.012
	- g/t	-	0.99	-	0.38	0.41
Gold placed	- oz (000)	-	9	-	64	73
Gold produced	- oz (000)	-	7	-	61	68
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.80	10.84	40.58	20.06	9.07
TOTAL						
Subsidiaries' gold produced	- oz (000)	401	303	72	203	979
Joint ventures' gold produced	- oz (000)	-	60	-	-	60
Attributable gold produced	- oz (000)	401	363	72	203	1,039
Minority gold produced	- oz (000)	-	11	-	20	32
Subsidiaries' gold sold	- oz (000)	401	322	70	203	995
Joint ventures' gold sold	- oz (000)	-	59	-	-	59
Attributable gold sold	- oz (000)	401	381	70	203	1,054
Minority gold sold	- oz (000)	-	12	-	19	31
Spot price	- $/oz	1,387	1,387	1,387	1,387	1,387
Price received	- $/oz sold	1,397	1,388	1,387	1,386	1,391
Total cash costs	- $/oz produced	637	819	1,153	480	706
Total production costs	- $/oz produced	871	965	1,304	651	893

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	560	545	97	303	-	1,505	(82)	1,422
Cash costs	(282)	(307)	(83)	(150)	(5)	(827)	50	(777)
By-products revenue	27	2	-	22	-	51	-	51
Total cash costs	(255)	(305)	(83)	(128)	(5)	(776)	50	(726)
Retrenchment costs	(3)	-	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(2)	(8)	-	(1)	-	(10)	-	(10)
Amortisation of assets	(89)	(46)	(11)	(39)	(2)	(188)	2	(186)
Total production costs	(349)	(359)	(94)	(169)	(7)	(977)	52	(925)
Inventory change	-	(24)	3	21	-	-	(1)	(1)
Cost of sales	(349)	(383)	(91)	(147)	(7)	(977)	52	(926)
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	2	-	2
Gross profit (loss)	210	163	5	158	(7)	529	(31)	498
Corporate and other costs	(2)	(3)	(2)	(14)	(58)	(79)	-	(79)
Exploration	-	(20)	(11)	(19)	(8)	(58)	1	(57)
Intercompany transactions	-	(12)	-	-	12	-	-	-
Special items	(1)	(6)	7	-	1	1	-	1
Operating profit (loss)	**207**	**121**	**-**	**124**	**(59)**	**393**	**(30)**	**363**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	1	-	(2)	(4)	-	(4)
Exchange gain (loss)	-	(3)	-	1	-	(2)	2	-
Share of equity accounted investments profit	-	-	-	(4)	(2)	(6)	18	12
Profit (loss) before taxation	206	116	1	121	(63)	381	(10)	371
Taxation	(55)	(42)	(2)	(29)	(6)	(133)	10	(123)
Profit (loss) for the period	**151**	**74**	**(1)**	**92**	**(68)**	**248**	**-**	**248**
Equity shareholders	151	69	(1)	87	(64)	241	-	241
Non-controlling interests	-	5	-	5	(4)	6	-	7
Operating profit (loss)	207	121	-	124	(59)	393	(30)	363
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(2)	-	(2)
Intercompany transactions	-	12	-	-	(12)	-	-	-
Special items	1	1	-	-	(2)	1	-	1
Share of associates' EBIT	-	-	-	(4)	(2)	(6)	30	24
EBIT	**209**	**134**	**-**	**119**	**(75)**	**386**	**-**	**386**
Amortisation of assets	89	46	11	39	2	188	(2)	186
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**298**	**180**	**11**	**158**	**(73)**	**574**	**-**	**574**
Profit (loss) attributable to equity shareholders	151	69	(1)	87	(64)	241	-	241
Special items	1	1	-	-	(2)	1	-	1
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(1)	-	-	-	-	(1)	-	(1)
Headline earnings (loss)	**152**	**70**	**(1)**	**87**	**(66)**	**241**	**-**	**241**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(2)	-	(2)
Fair value adjustment on option component of convertible bonds	-	-	-	-	(15)	(15)	-	(15)
Fair value loss on mandatory convertible bonds	-	-	-	-	(22)	(22)	-	(22)
Adjusted headline earnings (loss)	**152**	**70**	**(1)**	**85**	**(103)**	**203**	**-**	**203**
Ore reserve development capital	65	12	4	15	-	95	-	95
Stay-in-business capital	14	32	2	15	2	65	(1)	64
Project capital	17	18	5	49	-	89	(14)	75
Total capital expenditure	**95**	**62**	**11**	**79**	**2**	**249**	**(15)**	**234**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS YEAR ENDED DECEMBER 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	10,958	-	-	-	10,958
Mined	- 000 tons	6,957	2,031	1,154	2,208	12,350
Milled / Treated	- 000 tons	6,295	2,179	1,195	2,278	11,947
Yield	- oz/t	0.232	0.141	0.111	0.191	0.195
	- g/t	7.95	4.82	3.80	6.54	6.69
Gold produced	- oz (000)	1,459	306	132	436	2,334
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	11,802	32	-	-	11,834
Yield	- oz/t	0.014	0.193	-	-	0.014
	- g/t	0.48	6.62	-	-	0.49
Gold produced	- oz (000)	164	6	-	-	171
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	70,026	2,747	-	72,773
Mined	- 000 tons	-	139,690	5,633	29,597	174,921
Treated	- 000 tons	-	25,483	2,722	1,025	29,231
Stripping ratio	- ratio	-	4.76	6.04	23.34	5.66
Yield	- oz/t	-	0.048	0.042	0.167	0.052
	- g/t	-	1.65	1.43	5.72	1.77
Gold produced	- oz (000)	-	1,228	114	171	1,513
HEAP LEACH OPERATION						
Mined	- 000 tons	-	7,492	-	70,868	78,360
Placed	- 000 tons	-	1,244	-	22,704	23,948
Stripping ratio	- ratio	-	7.84	-	2.25	2.46
Yield	- oz/t	-	0.030	-	0.012	0.013
	- g/t	-	1.04	-	0.41	0.44
Gold placed	- oz (000)	-	38	-	270	308
Gold produced	- oz (000)	-	29	-	284	313
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.85	11.41	38.93	20.70	9.32
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,624	1,321	246	891	4,082
Joint ventures' gold produced	- oz (000)	-	249	-	-	249
Attributable gold produced	- oz (000)	1,624	1,570	246	891	4,331
Minority gold produced	- oz (000)	-	44	-	83	127
Subsidiaries' gold sold	- oz (000)	1,623	1,309	248	878	4,058
Joint ventures' gold sold	- oz (000)	-	249	-	-	249
Attributable gold sold	- oz (000)	1,623	1,558	248	878	4,307
Minority gold sold	- oz (000)	-	46	-	79	125
Spot price	- $/oz	1,572	1,572	1,572	1,572	1,572
Price received	- $/oz sold	1,578	1,578	1,551	1,576	1,576
Total cash costs	- $/oz produced	694	765	1,431	528	728
Total production costs	- $/oz produced	910	987	1,622	765	950

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	2,561	2,530	385	1,487	-	6,962	(392)	6,570
Cash costs	(1,232)	(1,247)	(353)	(678)	37	(3,473)	222	(3,252)
By-products revenue	105	8	1	109	2	225	(1)	224
Total cash costs	(1,127)	(1,239)	(352)	(569)	39	(3,248)	221	(3,028)
Retrenchment costs	(9)	(3)	-	(3)	-	(15)	-	(15)
Rehabilitation and other non-cash costs	(4)	(131)	(5)	(94)	-	(233)	5	(229)
Amortisation of assets	(338)	(219)	(42)	(169)	(11)	(779)	9	(770)
Total production costs	(1,477)	(1,592)	(399)	(835)	27	(4,276)	234	(4,042)
Inventory change	-	-	1	94	-	95	-	96
Cost of sales	(1,477)	(1,592)	(399)	(741)	27	(4,181)	234	(3,946)
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(1)	-	(1)
Gross profit (loss)	1,083	938	(13)	744	28	2,780	(157)	2,623
Corporate and other costs	(11)	(9)	(3)	(43)	(238)	(304)	(1)	(305)
Exploration	(2)	(69)	(55)	(112)	(45)	(284)	5	(279)
Intercompany transactions	-	(51)	(4)	(2)	58	-	-	-
Special items	(20)	709	41	4	(570)	163	-	163
Operating profit (loss)	1,051	1,518	(35)	590	(768)	2,355	(153)	2,202
Net finance (costs) income, unwinding of obligations and fair value adjustments	(5)	6	5	(5)	42	43	1	44
Exchange gain (loss)	-	(15)	-	8	5	(3)	5	2
Share of equity accounted investments profit (loss)	-	(11)	-	(20)	8	(23)	96	73
Profit (loss) before taxation	1,046	1,498	(31)	573	(713)	2,373	(51)	2,321
Taxation	(352)	(321)	6	(97)	(11)	(775)	51	(723)
Profit (loss) for the period	694	1,177	(25)	476	(724)	1,598	-	1,598
Equity shareholders	694	1,161	(25)	454	(732)	1,552	-	1,552
Non-controlling interests	-	15	-	22	9	46	-	46
Operating profit (loss)	1,051	1,518	(35)	590	(768)	2,355	(153)	2,202
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	1	-	1
Intercompany transactions	-	51	4	2	(58)	-	-	-
Special items	23	(677)	(3)	(3)	564	(96)	-	(96)
Share of associates' EBIT	-	-	-	(20)	(6)	(26)	153	127
EBIT	1,074	892	(34)	570	(268)	2,234	-	2,234
Amortisation of assets	338	219	42	169	11	779	(9)	770
Share of associates' amortisation	-	-	-	-	-	-	9	9
EBITDA	1,412	1,111	9	739	(257)	3,014	-	3,014
Profit (loss) attributable to equity shareholders	694	1,161	(25)	454	(732)	1,552	-	1,552
Special items	23	(677)	(3)	(3)	564	(96)	-	(96)
Share of associates' special items	-	11	-	-	(14)	(4)	-	(4)
Taxation on items above	(11)	41	1	1	-	32	-	32
Headline earnings (loss)	706	536	(27)	451	(183)	1,484	-	1,484
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	1	-	1
Fair value adjustment on option component of convertible bond	-	-	-	-	(84)	(84)	-	(84)
Fair value loss on mandatory convertible bond	-	-	-	-	(104)	(104)	-	(104)
Adjusted headline earnings (loss)	706	535	(27)	453	(371)	1,297	-	1,297
Ore reserve development capital	262	49	14	65	-	390	-	390
Stay-in-business capital	160	270	15	140	17	603	(11)	592
Project capital	110	101	73	250	-	534	(78)	456
Total capital expenditure	532	420	102	456	17	1,527	(88)	1,439

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD

JSE Sponsor:	UBS

Auditors:	Ernst & Young Inc.

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *§ (Chief Financial Officer)

Non-Executive
T T Mboweni ^ (Chairman)
F B Arisman #
R Gasant ^
Ms N P January-Bardill ^
W A Nairn ^
Prof L W Nkuhlu ^
F Ohene-Kena +
S M Pityana ^
R J Ruston ~

* British	# American
~ Australian	^ South African
+ Ghanaian	§ Indian

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT(SM)
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 10, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary